Dykema Gossett PLLC
Franklin Square, Third Floor West
1300 I Street N.W.
Washington, DC 20005
www.dykema.com

Tel: (202) 906-8600
Fax: (202) 906-8669
Heather C. Harker
Direct Dial: (202) 906-8649
Email: hharker@dykema.com

April 13, 2010
VIA EDGAR
Ms. Rebecca Marquigny, Esq.
Senior Counsel
Office of Insurance Products
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Ohio National Variable Account A
The Ohio National Life Insurance Company
Post-Effective Amendment No. 33 Under the Securities Act of 1933
Amendment No. 60 Under the Investment Company Act of 1940
SEC File Nos. 333-43515; 811-01978
Dear Ms. Marquigny:
     This letter responds, on behalf of The Ohio National Life Insurance Company (the “Company”) and its Ohio National Variable Account A (the “Separate Account”), to the comments of the staff of the Securities and Exchange Commission (“Commission”), which you communicated to me by telephone on January 8, 2010 with respect to Post-Effective Amendment No. 33 under the Securities Act of 1933 (“1933 Act”) and Amendment No. 60 under the Investment Company Act of 1940 to the registration statement on Form N-4 (the “Post-Effective Amendment”). The Post-Effective Amendment was filed with the Commission on December 3, 2009 pursuant to Rule 485(a) under the 1933 Act. Capitalized terms have the meanings given them in the Post-Effective Amendment. Changes in response to staff comments as described below will be made by the registrant in a post-effective amendment that will be filed with the Commission pursuant to Rule 485(b) under the 1933 Act.
     The Company’s responses to the Staff’s comments are set forth below. For convenience, each response is preceded by the applicable Staff comment. Page number references in the Comments are to the Post-Effective Amendment.

April 13, 2010

Comment 1. Please add a representation that all material provisions of the contract are contained in this prospectus. Please confirm that the Registration Statement includes all rider options available in connection with all other contracts for which post-effective amendments to registration statements were filed on December 3, 2009 and that any changes made to the Registration Statement in response to Staff comments will also be made to the registration statements for those other contracts.
     Response. The following disclosure has been added to the first paragraph of page 1: “This prospectus provides information regarding the material provisions of your variable annuity contract.”
The Company confirms that this registration statement includes all rider options available in connection with all other contracts for which post-effective amendments to registration statements were filed on December 3, 2009 and that any changes made to the Post-Effective Amendment in response to Staff comments will also be made to the registration statements for those other contracts.
Comment 2. Page 1, second paragraph after the bullets. The purchase payment language is confusing. In addition, all references to the effective date (both January 4, 2010 and December 30, 2009) should be removed.
     Response. The second paragraph after the bullets has been revised by removing the discussion of total purchase payments, including the date references, and replacing it with the following: “For new contracts, we may currently limit your total purchase payment for any one life to $3,000,000.”
Comment 3. Page 1, last paragraph. The last sentence of this paragraph states: “This prospectus should be accompanied by the current Fund prospectuses.” Please confirm with the Staff that current Fund prospectuses accompany the product prospectus. The Staff recommends changing the language from “should be accompanied” to “are accompanied.”
     Response. The Company confirms that current Fund prospectuses accompany the product prospectus. The last sentence of the last paragraph has been revised to state: “This prospectus is accompanied by the current Fund prospectuses.”
Comment 4. Page 5, Glossary. The definition of “Death Benefit” and “Death Benefit Adjustment” are circular. Please amend definitions so that the definitions are not circular.
     Response. The definitions of Death Benefit and Death Benefit Adjustment have been amended so the definition of each are more clear. Please see Item 1 of the Appendix for the amended definitions.
Comment 5. Pages 7 and 20. Fee Table (Surrender Charge). The presentation of Contract Owner Transaction Expenses in the Fee Table on page 7 does not reconcile with the Surrender Charge disclosure on page 20. Please reconcile the disclosure. In particular, please note

April 13, 2010

disclosure added to the fifth sentence of the first paragraph of the Surrender Charge disclosure on page 20 and reconcile with page 7.
     Response. The “Surrender Charge” section of the Fee Table has been amended to add disclosure which states: “Surrender Charge (generally a percentage of your total purchase payments minus all previous withdrawals)” In addition, a footnote has been added. The footnote states “The percentage varies with the number of years from purchase payments to which values relate. For contracts issued prior to January 1, 2007, the surrender charge is a percentage of the lesser of (a) the amount you withdraw or surrender and (b) your total purchase payments minus all previous withdrawals. For contracts issued after January 1, 2007, the surrender charge that applies to you depends upon the state in which your contract was issued. See the “Surrender Charge” provision for additional information. The surrender charge may also be called a Contingent Deferred Sales Charge.”
In addition, the surrender charge section has been revised to reconcile with disclosure added to the footnote. Please see Item 2 of the Appendix for the amended disclosure.
Comment 6. Pages 7-8, Optional Rider Expenses. If possible, please refrain from using acronyms. In addition, the disclosure added to identify riders no longer available is still confusing. Please identify the difference between footnotes 2, 3, and 4.
     Response. The footnotes have been amended to clarify the differences between the footnotes. Please see Item 3 of the Appendix for the amended disclosure. The acronyms are defined in the Glossary and in the prospectus when first used and therefore, we feel such acronyms do not present any confusion to current or potential contract owners.
Comment 7. Page 15, Optional Asset Allocation Models. The disclosure regarding limiting the availability of models and changing a model is confusing. When can contract owners stay in an old model and when do they have to go into a new model? Please affirmatively state that one model will always be available for each rider.
     Response. Disclosure has been added to the “Optional Asset Allocation Models” provision which states: “If we limit the availability of an Asset Allocation Model, unless you make additional purchase payments, your contract value will continue to be allocated in the unavailable Asset Allocation Model.
     If we limit the availability of an Asset Allocation Model and you make additional purchase payments, you will not be permitted to allocate them to the unavailable Asset Allocation Model. Because you may only be in one Asset Allocation Model at a time, you will have to transfer your contract value to an available Asset Allocation Model.
     We will always provide at least one Asset Allocation Model for any rider that requires participation in an Asset Allocation Model.”
Comment 8. Page 16, last 2 bullet points. Please clarify the process for taking affirmative action. May a contract owner make a payment and change allocations at the same time? When

April 13, 2010

does one opt out? If there will always be one option for a rider, would there ever be a scenario where a contract owner would be able to change models? If so, please disclose and explain the consequences.
     Response. The following has been added to the first bullet: “However, if you make additional purchase payments and transfer your contract value to an available Asset Allocation Model at the same time, your rider will not be cancelled.” The following has been added to the second bullet: “If we provide only one Asset Allocation Model for any rider that requires participation in an Asset Allocation Model, if you opt out of the revised Asset Allocation Model and do not comply with alternative investment restrictions, if applicable, your rider will be cancelled.”
Comment 9. Page 18, Dollar Cost Averaging. Please define DCA account. In addition, please reconcile language on page 28, Scheduled Transfers (Dollar Cost Averaging) section, with page 18.
     Response. The first reference to the “DCA Account” in the prospectus has been amended to state the “dollar cost averaging account (“DCA Account”). In addition, the term “DCA” has been added to and defined in the Glossary as “dollar cost averaging.” The following disclosure has been added to the dollar cost averaging disclosure in order to alleviate confusion between such disclosure and the disclosure found in the “Scheduled Transfers” provision: “With the GLWB or Joint GLWB, you may allocate purchase payments to the Enhanced DCA account as part of a DCA program and transfer amounts out of the Enhanced DCA account in accordance with the restrictions.”
Comment 10. Page 19, first two full sentences. Please clarify – what is meant by “Any such changes will not apply to transfers out of the DCA Account?” Does DCA constitute additional purchase payments? Does rebalancing impact Asset Allocation?
     Response. The sentence in question has been amended to state “Any such changes to transfer requests will not apply to transfers out of the DCA Account.” Dollar cost averaging does not constitute an additional purchase payment. Rebalancing does not impact asset allocation programs, unless instructions are received to rebalance assets in way that differs from a prescribed asset allocation program.
Comment 11. Page 21, last sentence, top of paragraph. “We do not assess the surrender charge when a beneficiary takes a lump sum distribution after the death of the annuitant.” What if the beneficiary does not take a lump sum distribution?
     Response. Additional disclosure has been added to the “Surrender Charge” provision which clarifies when a surrender charge may be assessed to distributions after the death of the annuitant. Please see Item 4 of the Appendix for the amended disclosure.
Comment 12. Page 23, 10-Day Free Look. Please see Form N-4, Item 11. Please reconcile page 23 with page 59. The prospectus is still not clear to the Staff to whom the contract can be returned for purposes of the free look. Can the agent receive the contract?

April 13, 2010

     Response. The third sentence of the “10-Day Free Look” provision has been amended as follows: “We must receive your contract at our home office (the address listed on the first page of the prospectus) by 4:00 p.m. Eastern time on the last day of the free look period.”
Comment 13. Pages 1 and 23, Purchase Payments. The purchase payment language is confusing.
     Response. The purchase payment language on page 1 of the prospectus has been amended to state that for new contracts issued, the current limit on total purchase payments for any one life is $3,000,000. The “Purchase Payments” provision of the prospectus has been amended to reflect the different maximum purchase payments permitted by the Company under the contract, depending upon contract modifications made under state law and when the application for the contract was completed. Please see Item 5 of the Appendix for the amended disclosure.
Comment 14. Page 28, Scheduled Transfers (Dollar Cost Averaging), last sentence first paragraph. Should the last sentence be amended to state: “Unless you are in an Asset Allocation Model or unless other investment restriction are applicable, DCA program may be made...”
     Response. The last sentence of the first paragraph has been amended to state that: “Unless you are in an Asset Allocation Model or unless other investment restrictions are applicable, a DCA program may be made with transfers from Funds or the Money Market Portfolio to any other Funds at any time during the contract.”
Comment 15. Page 30, Basic Death Benefit. This section should be rewritten to more clearly describe the death benefit received, when it is received and how it is calculated. For instance, please clarify the meaning of “applicable date” as used in the first sentence of the second paragraph. When would assets be transferred to the Money Market Portfolio as referenced in the second sentence of the second paragraph? As with the Glossary, the death benefit and the death benefit adjustment are circular and should be redrafted to be clearer and not circular. Also in the second paragraph, third sentence, there is a reference that the Death Benefit Adjustment amount may differ as the calculation takes into account the current contract value. From what may the Death Benefit Adjustment amount differ and as of when with the contract value be determined?
     Response. The Basic Death Benefit provision has been rewritten to clarify the calculation of Proceeds upon the death of the annuitant prior to the beginning of annuity payments, as well as required notices due to the Company for payments of Proceeds to the beneficiary(ies). Please see Item 6 of the Appendix for the amended disclosure.
Comment 16. Page 30, last paragraph. Disclosure should be revised to state that Ohio National Life guarantees any contractual obligation whereby the assets in the separate account are deficient to pay such contractual obligation. Please note this disclosure appears throughout the prospectus and should be amended wherever such disclosure appears. (Please see pages 39, 46, 48 and 49.)

April 13, 2010

     Response. The referenced paragraph has been amended to state “Any guarantees under the contract or death benefit riders that exceed the value of your interest in the separate account “VAA” are paid from our general account (not the VAA). Therefore, any amounts that we may pay under the contract in excess of your interest in the VAA are subject to our financial strength and claims-paying ability and our long-term ability to make such payments. In the event of an insolvency or receivership, payments we make from our general account to satisfy claims under the contract would generally receive the same priority as our other policy holder obligations.”
Comment 17. Page 31, Settlement Options. Please clarify when a surrender charge will (and will not) apply.
     Response. Disclosure has been added to each of the four settlement options stating whether a surrender charge may apply. Please see Item 7 of the Appendix for the amended disclosure.
Comment 18. Page 46, Optional Guaranteed Principal Access (“GPA”), fourth paragraph. Please clarify that “this rider” means GPA.
     Response. The sentence has been changed from “This rider” to “The GPA.”
Comment 19. Page 49, paragraph prior to GLWB base. Please show the relationship of the age of the annuitant at the first withdrawal and the benefit. Please amend the second sentence to state: “The percentage you may take is set at the time of your first withdrawal and is based on the annuitant’s age bracket. The higher the annuitant’s age bracket at the time of the first withdrawal, the large the allowable withdrawal percentage will be. Unlike the GLWB base, the old percentage can only change in limited circumstances.” In addition, please amend the last sentence of the same paragraph to state: “These actions include making additional purchase payments, not taking withdrawals, taking withdrawals before age 59 1/2, or taking more than the maximum annual withdrawals.”
     Response. The third, fourth and fifth sentences of the paragraph prior to “GLWB base” have been amended to state “The percentage you may take is set at the time of your first withdrawal and is based on the annuitant’s age bracket. The higher the annuitant’s age bracket at the time of the first withdrawal, the larger the allocable withdrawal percentage will be. Unlike the GLWB base, the percentage can only change in limited circumstances.” In addition, the last sentence of the same paragraph has been amended to state: “These actions include making additional purchase payments, not taking withdrawals, taking withdrawals before age 59 1/2 or taking more than the maximum annual withdrawals.”
Comment 20. Page 49, GLWB base. First paragraph, second sentence. You cannot add the rider after issue. Why is language included to state: “If you add the rider after issue?” Please amend the last sentence of the first paragraph to state: “Withdrawals that do not exceed the maximum annual withdrawals allowed under this rider will not decrease the GLWB base but will decrease your contract value and possibly the death benefit.”

April 13, 2010

     Response. The language stating “after issue” has been removed. The last sentence of the first paragraph has been amended to state: “Withdrawals that do not exceed the maximum annual withdrawals allowed under this rider will not decrease the GLWB base but will decrease your contract value and possibly the Death Benefit.”
Comment 21. Page 49, GLWB base. Please include in the example the impact of a purchase payment in year 1 and then in year 3. Please also include the impact of withdrawals.
     Response. The impact of purchase payments in years 1 and 3 have been included in the example. The amended example states: “In this example, if you make an additional purchase payment of $100,000 in year one, we guarantee your GLWB base on the tenth rider anniversary will be at least $400,000. If you also make an additional purchase payment in year three of $50,000, we guarantee your GLWB base on the tenth rider anniversary will be at least $450,000, which is 200% of ($100,000 initial purchase payment + $100,000 additional purchase payment in year one) + $50,000 additional purchase payment in year three.” No withdrawals have been included in the example because the contract owner will not be eligible for the 200% guaranteed GLWB Base on the 10th rider anniversary if he or she takes any withdrawal in the first 10 years of contract issuance.
Comment 22. Page 49, annual credit base. When does the annual credit period begin? The reference to 8% simple interest should be clarified to state 8% simple interest of what. What if the contract value is not high enough to take a step-up base?
     Response. Disclosure has been added to the first paragraph to state that the “annual credit period” begins on the date the rider is issued. In addition, disclosure has been added to state the 8% simple interest is 8% simple interest of the Annual Credit Calculation Base; the Annual Credit Calculation Base has been added to the Glossary as a defined term. A sentence has been added to the first paragraph to state “If your GLWB base is not set equal to the step-up base, you will not start a new ten-year annual credit period.”
Comment 23. Page 50, first paragraph. Please define and capitalize annual credit calculation base. In the last sentence of the first paragraph, what is meant by “going forward?”
     Response. Annual Credit Calculation Base has been defined and added to the Glossary. The reference to “going forward” in the last sentence, last paragraph, of the “Annual credit base” provision has been changed to “at that time.”
Comment 24. Page 50, Maximum Annual Withdrawals. Please add language to clarify what will happen if a withdrawal is taken prior to age 59 1/2. Please also confirm to the Staff that notice will be given if a withdrawal fee will be assessed. Please demonstrate to the Staff why the fee, if charged, would not affect the amount a contract owner could withdraw under the rider.
     Response. Disclosure has been added to the second paragraph of the “Maximum Annual Withdrawals” provision to state: “Any withdrawal you take before the annuitant is 59 1/2 is an excess withdrawal and reduces the GLWB base pro-rata. It does not affect the maximum percentage you may withdraw once you take your first withdrawal after the annuitant is 59 1/2.”

April 13, 2010

Disclosure has been added to state that the fee, if charged, would not affect the amount the contract owner could withdraw at that time. Additional disclosure stating that the Company will provide 30 days notice prior to assessing a withdrawal fee has been added to the “Withdrawal Fee” provision.
Comment 25. Page 51, first paragraph. Please include an example which includes market increase as this would affect the 10-year credit period.
     Response. An example has been added to the prospectus. Please see Item 8 in the Appendix for the added example.
Comment 26. Page 52, third paragraph. How do the surrender charges impact the example? Please clarify that the surrender charges, if assessed, would cause a contract owner to still be eligible for the Lifetime Annuity Period.
     Response. The following sentence has been added to the third paragraph of the “Lifetime Annuity Period” provision: “Because the $500 is an excess withdrawal, we will assess a surrender charge against that amount and you would receive less than the additional $500.” Any excess withdrawal, irrespective of a surrender charge, which reduces the contract value to zero would make a contract owner ineligible to receive the Lifetime Annuity Period.
Comment 27. Page 53, second paragraph. Please reconcile disclosure with page 50. Please disclose whether any surrender charges would be applicable should a contract owner elect an alternative immediate annuity option.
     Response. Disclosure has been added to clarify that a surrender charge will not apply if a an alternative annuity option is elected, provided specific requirements are met as outlined in the disclosure.
Comment 28. Page 55. Are Joint GLWB riders being sold to same-sex partners?
     Response. Disclosure is in the prospectus which states that: “If we are required by state law, we will allow legally married same sex couples or civil union partner to purchase the Joint GLWB rider in certain states and receive the same benefits as a participating spouse while both participating spouses are living.” Additional disclosure has been added to state: “Please contact your registered representative or call us at 1-888-925-6446 for more information about whether your state recognizes civil unions or same-sex marriages.”
Comment 29. Page 57, Summary of Optional Living Benefit Riders. The disclosure with regard to who may want to consider the rider is still very broad. If possible, please make more of a distinction between similar rider options regarding who may want to consider the rider.
     Response. Additional disclosure has been added to make more of a distinction between rider options. Please see Item 9 of the Appendix for the additional disclosure.
* * * * *

April 13, 2010

In addition to incorporating changes in response to staff comments described above, registrant’s filing pursuant to paragraph (b) of Rule 485 under the 1933 Act will contain a number of updating, editorial and corrective changes, none of which are material or raise any issues for the staff’s consideration.
     Please call me at 202-906-8649 if you have any questions.
Very truly yours,
Dykema Gossett pllc
/s/ Heather C. Harker
Heather C. Harker

Cc:	Ms. Kimberly Plante, Esq. The Ohio National Life Insurance Company

April 13, 2010

APPENDIX
Insert 1
Death Benefit – The amount used solely to calculate the Death Benefit Adjustment and is not the amount paid to the beneficiary after the death of the annuitant. The Death Benefit is the greatest of (i) total contract value, (ii) net purchase payments less pro-rata withdrawals or (iii) stepped-up Death Benefit amount if the contract has been in effect for at least 3 years, unless one of the riders added to your contract provides for a higher death benefit.
Death Benefit Adjustment – The excess, if any, of the Death Benefit over the contract value on the applicable calculation date as described under the “Basic Death Benefit” provision. The Death Benefit Adjustment can affect the amount of Proceeds received by the beneficiary after the death of the annuitant.
Insert 2
“Depending on the state of issue, for contracts issued after January 1, 2007, the surrender charge is a percentage of your total purchase payments minus all previous withdrawals. For all other contracts, the surrender charge is a percentage of the lesser of (a) the amount you withdraw or surrender or (b) your total purchase payments minus all previous withdrawals.”
Insert 3
Optional Rider Expenses (Some of the riders are mutually exclusive. See the individual discussion of each rider later in the prospectus for details on the riders and the amounts upon which charges are based. Some of the optional riders, marked with an * below, are not currently offered. Please see the footnotes below.)

Annual Stepped-Up Death Benefit(2)	0.25% of the optional death benefit amounts
GMDBR80 Plus (currently 0.25%)	0.30% of the optional death benefit amounts (maximum charge)
GMDBR85 Plus	0.45% of the optional death benefit amounts
5% GMDBR80 Plus	0.45% of the optional death benefit amounts
5% GMDBR85 Plus	0.70% of the optional death benefit amounts
ARDBR (3)*	0.60% of the optional death benefit amounts
ARDBR (2009) (currently 0.85%)	1.40% of the optional death benefit amounts (maximum charge)
GEB at issue ages through 70	0.15% of your contract value on the contract anniversary
GEB at issue ages 71 through 75	0.30% of your contract value on the contract anniversary
GEB “Plus” at issue ages through 70	0.30% of your contract value on the contract anniversary
GEB “Plus” at issue ages 71 through 75	0.60% of your contract value on the contract anniversary
GMIB(4)*	0.45% of your guaranteed income base
GMIB Plus(4)*	0.55% of your guaranteed income base
GMIB Plus with Five Year Reset(3)*	0.55% of your guaranteed income base
GMIB Plus with Annual Reset(3)*	0.70% of your guaranteed income base
GMIB Plus Annual Reset (2009) (currently 0.95%)	1.50% of your guaranteed income base (maximum charge)

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GLWB (currently 0.95%)	2.00% of the GLWB base (maximum charge)
Joint GLWB (currently 1.05%)	2.00% of the GLWB base (maximum charge)
GPA (7% guaranteed annual withdrawal(3)*	0.40% of your eligible contract value
GPA (8% guaranteed annual withdrawal(3)*	0.50% of your eligible contract value
GPP(5)	0.55% of average annual guaranteed principal amount
Summary of Maximum Contract Expenses (expenses you would pay if you elected all non-exclusive optional benefits available under the contract and the most expensive of mutually exclusive optional benefits)

Mortality and Expense Risk Charge	1.15%
Account Expense Charge	0.25%

Subtotal	1.40%
ARDBR (2009)	1.40%
GEB “Plus” at issue ages 71 through 75	0.60%
GMIB Plus with Annual Reset (2009)	1.50%
GPP	0.55%

Maximum Possible Total Separate Account Expenses:	5.45	%(6)

(1)	The percentage varies with the number of years from purchase payments to which values relate. This charge may also be called a Contingent Deferred Sales Charge.

(2)	In those states where permitted, charge is 0.25% for contracts applied for on or after May I 5, 2009. For other contracts, charge is 0.10%. See your representative for more information

(3)	No longer available for purchase.

(4)	No longer available for purchase. Last available purchase date depends on the state of contract issue. See your representative for more information.

(5)	In those stares where permitted, charge is 0.55% for riders applied for on or after May 15, 2009. For other riders, charge is 0.20%. See your representative for more information.

(6)	Assumes average account value, contract value and all bases upon which rider charges arc based are equal. If such amounts are nor equal, then total charges may be higher or lower. Note that certain riders are mutually occlusive. The following shows which riders you may nor have at the same time:

If you have this rider	you cannot have this rider
GPP	GPA
GPA	GPP or any GMIB
One of the GMDB riders	Any other GMDB rider
Annual stepped-up death benefit	Any ARDBR
One of the GMIB riders	Any other GMIB rider or GPA
One of the GLWB riders	Any other rider except the annual stepped-up death benefit

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Furthermore, if you have an ARDBR, you must also have the comparable GMIB Plus with Annual Reset. Please carefully review the rider descriptions later in this prospectus.
Insert 4
“If the annuitant dies before the end of the surrender charge period and the beneficiary chooses any settlement option other than a lump sum distribution or immediate annuitization, we will assess the applicable surrender charge on any withdrawals the beneficiary takes while the contract is in the surrender charge period.
We do not assess a surrender charge after you annuitize the contract. If you choose an alternative annuity option, we will not assess a surrender charge if one of the following is true:
(1) If the withdrawal for the alternative annuity option is before the end of the second contract year, the annuity income must be payable for the lifetime of the annuitant and joint annuitant, if any;
(2) If the withdrawal for the alternative annuity option is during the third through fifth contract years, the annuity income must be payable over a period of not less than then years or payable over the lifetime of the annuitant and joint annuitant, if any; or
(3) If the withdrawal for the alternative annuity option is after the fifth contract year, the annuity income must be payable over a period of not less than five years or payable over the lifetime of the annuitant and joint annuitant, if any.”
Insert 5
“The minimum initial purchase payment is $5,000 ($2,000 for IRAs). You may make additional payments of at least $500 at any time ($300 for payroll deduction plans).
For contracts applied for on or after May 1, 2010, we currently limit your total purchase payments for any one life to $3,000,000. In those states where permitted, for contracts applied for on or after January 12, 2010, we may limit your total purchase payments to the lesser of the following:
(a) for any one contract, the lesser of 150% of your initial purchase payment or $1,000,000; and
(b) for all our variable annuities sold to you, or covering the life of the annuitant, $1,000,000.
For other contracts, we may limit your total purchase payments for any one life to $1,500,000.”

April 13, 2010

Insert 6
Death Benefit
Basic Death Benefit
What does the beneficiary receive upon death of the annuitant before the annuity payout date?
If the annuitant dies before the annuity payout date, your contract provides for the beneficiary to receive Proceeds from the contract. The Proceeds equal (i) the contract value and (ii) any Death Benefit Adjustment, on the calculation date as described below.
What is the amount of the Death Benefit Adjustment?
The Death Benefit Adjustment is equal to the excess, if any, of the Death Benefit over the contract value on the calculation date as described below. The Death Benefit is used solely to calculate the Death Benefit Adjustment and is not an amount paid to the beneficiary.
The Death Benefit is the greatest of: (i) the total contract value; (ii) net purchase payments less pro-rata withdrawals; or (iii) the stepped-up Death Benefit amount (as described in the paragraph below) if the contract has been in effect for at least 3 years, unless one of the riders added to your contract provides for a higher death benefit.
For the 3-year period beginning on the third contract anniversary, the stepped-up Death Benefit will be the greater of (i) the contract value as of the third anniversary or (ii) net purchase payments less pro-rata withdrawals made on or before the third anniversary. At the beginning of each later 3-year period (until the annuitant attains age 90), the stepped up Death Benefit will be the greater of (i) the contract value on that date or (ii) the death benefit as of the last day of the preceding 3-year period adjusted for any payments or withdrawals. The stepped-up Death Benefit amount is increased by purchase payments and decreased pro-rata by withdrawals made during each 3-year period after the third anniversary.
For purposes of the paragraphs above, “net purchase payments” means your total purchase payments less an amount for any applicable premium tax or similar state or local tax. “Pro rata withdrawals” mean an adjustment for any amounts you have withdrawn from the contract based on the percentage reduction to the total contract value which resulted from the withdrawal.
If the contract value is greater than the Death Benefit on the calculation date as described below, then there is no Death Benefit Adjustment that will be added to the Proceeds. If the contract value is less than the Death Benefit on the calculation date as described below, then there is a Death Benefit Adjustment that will be added to the Proceeds. See the examples below.
When are contract value and Death Benefit Adjustment calculated for purposes of this section?
The contract value is calculated as of the date that we receive proof of the annuitant’s death and satisfactory instruction from the beneficiary for the disposition of the contract.

April 13, 2010

The Death Benefit Adjustment is calculated as of the date of death. In those states where permitted, for contracts applied for on or after May 15, 2008 and for contracts applied for between January 1, 2001 and May 15, 2008 where the contract owner accepted a one-time offer from us to amend the contract, the Death Benefit Adjustment is calculated as of the earlier of: (i) the date we are in receipt of proof of the annuitant’s death; or (ii) 90 days from the date of the annuitant’s death. For purposes of this section, “applied for” means the date when the application for the annuity is signed or the electronic order is submitted to us.
Examples of Death Benefit Adjustment calculation:
If the contract value on date of the Death Benefit Adjustment calculation is $100,000 and the Death Benefit is $85,000, then there is no Death Benefit Adjustment.
If the contract value on date of the Death Benefit Adjustment calculation is $85,000 and the Death Benefit is $100,000, then the Death Benefit Adjustment is $15,000 ($100,000 Death Benefit minus $85,000 contract value). $15,000 is added to the Money Market Portfolio until satisfactory instructions are received from the beneficiary as to settlement of the contract or the beneficiary gives us different investment instructions. If the contract value is $60,000 when we receive satisfactory instructions to settle the contract, then the beneficiary will receive $75,000 ($15,000 + $60,000). If the contract value is $120,000 when we receive satisfactory instructions, then the beneficiary will receive $135,000 ($15,000 + $120,000).
Where are the Proceeds invested before being paid out to a beneficiary?
From the date of the annuitant’s death until the Proceeds are paid to the beneficiary, unless the beneficiary elects to change the subaccount allocations, the contract value will remain invested in the subaccounts selected by the owner. If we have not yet received the required documents necessary to pay the Proceeds to the beneficiary, the amount equal to the Death Benefit Adjustment is added to the contract in the Money Market Portfolio.
What are the consequences of any change in the contract value before the Death Benefit Adjustment is calculated?
The beneficiary may decide to reallocate the contract value to different subaccounts in an effort to minimize the risk of market fluctuation. If the beneficiary elects to change the subaccount allocations before the date that the Death Benefit Adjustment is calculated, then any resulting change in contract value will have an impact on the Death Benefit Adjustment amount when it is calculated.
What are the consequences of any change in the contract value after the Death Benefit Adjustment is calculated?
Any change in the contract value, including, but not limited to market fluctuation, after the effective date of the Death Benefit Adjustment, and before we distribute the contract Proceeds, will affect the amount to be paid to the beneficiary. If the contract value increases or decreases, the amount of the Proceeds will be correspondingly increased or decreased. As such, the actual

April 13, 2010

amount paid upon disposition of the contract may be more or less than the highest Death Benefit provided under your contract or optional riders.
Insert 7
How will the Proceeds be paid to the beneficiary?
The contract proceeds will be paid to the beneficiary in a single sum unless you or the beneficiary(ies) elect settlement under one or more settlement options. If there are multiple beneficiaries and the owner has not selected a settlement option, all the beneficiaries must agree on a settlement option or the payout value will be paid in lump sums to all of them proportionally. We must receive all required documentation or forms from all beneficiaries before the Proceeds will be distributed.
Unless otherwise designated by the contract owner before the date of annuitant’s death, the beneficiary may elect one of the following settlement options:
(1) Five Year Continuance—Beneficiary may elect to become owner of the annuity and must liquidate the annuity within five years from the date of the annuitant’s death. If the annuitant dies before the end of the surrender charge period and the beneficiary continues the contract, we will charge the applicable surrender charge on any partial withdrawals the beneficiary takes while the contract is in the surrender charge period.
(2) Beneficiary Stretch —Beneficiary may elect to become owner of the annuity and may continue the annuity for as long as the beneficiary takes a required minimum distribution each year beginning the first year after the year in which the annuitant died. This option must be elected within twelve months from the date of the annuitant’s death. If the annuitant dies before the end of the surrender charge period and the beneficiary continues the contract, we will charge the applicable surrender charge on any partial withdrawals the beneficiary takes while the contract is in the surrender charge period.
(3) Immediate Annuitization —Beneficiary may elect to annuitize the annuity but must do so within twelve months from the date of the annuitant’s death. We do not assess a surrender charge if the beneficiary chooses to annuitize.
(4) Lump Sum Distribution —Beneficiary may elect a lump sum distribution in which a surrender charge will not apply.
If the sole, primary beneficiary is the surviving spouse of the owner and annuitant and there is either no surviving owner or the surviving spouse is also the sole surviving owner, the spouse may continue the contract as the owner and annuitant, or choose one of the settlement options listed above.
Not all of the settlement options may be available if the beneficiary is not a natural person.

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Insert 8
Example.
The following provides an example of how the annual credit base and withdrawals work. Assume you purchase a contract with an initial purchase payment of $100,000 and select the GLWB rider. Further assume (i) the annuitant is age 65 at the time of purchase; (ii) you take a withdrawal of $1,000 in year five and one of $50,000 in year six and take no other withdrawals in the first ten years, (iii) you make an additional purchase payment of $50,000 in year three and one of $10,000 in year eight, (iv) during year one your contract value increases $30,000, net of contract expenses and charges, due to market performance, and (v) the market is flat, net of contract expenses and charges, over the next ten years of your contract. Your initial GLWB base and annual credit calculation base is $100,000. Since you took no withdrawals in year one, you receive a $8,000 credit +on the first contract anniversary (8% of $100,000 Annual Credit Calculation Base) and your annual credit base and GLWB base are $108,000 after year one.
Your contract value increased by $30,000 during year one due to market performance, so at the beginning of year two your GLWB base is set equal to the step-up base of $130,000, i.e. your then current contract value. Because your GLWB base was set equal to the step-up base, you start a new ten-year annual credit period. Your Annual Credit Calculation Base is set equal to the GLWB base of $130,000. You receive an annual credit at the end of year two of $10,400 (8% of $130,000 Annual Credit Calculation Base). Your annual credit base and GLWB base are $140,400 after year two ($130,000 prior GLWB base + $10,400 annual credit). At the start of year three, you make an additional purchase payment of $50,000, so your annual credit calculation base increases to $180,000 ($130,000 prior Annual Credit Calculation Base $50,000 additional purchase payment). Your GLWB base immediately increases with the additional purchase payment to $190,400 ($140,400 prior GLWB base $50,000 additional purchase payment). Your annual credit at the end of year three is $14,400 (8% of $180,000 Annual Credit Calculation Base). Your annual credit base after year three, therefore, is $204,800 ($140,400 prior GLWB base + $50,000 purchase payment + $14,400 annual credit), and your GLWB base is set equal to your annual credit base.
In year four you take no withdrawals and make no additional purchase payments. Your annual credit for year four is $14,400 (8% of $180,000 Annual Credit Calculation Base), so your annual credit base, and therefore your GLWB base, after year four is $219,200 ($204,800 prior GLWB base + $14,400 annual credit).
In year five, when the annuitant is age 70 and your maximum annual withdrawal amount under the rider is $10,960 (5% of $219,200), you take a withdrawal of $1,000. Because your withdrawal is less than the maximum annual withdrawal, your GLWB base is not reduced by the withdrawal and remains $219,200. Further, because you took a withdrawal, you are not eligible for the annual credit in year five.
In year six, when the annuitant is age 71 and your maximum annual withdrawal amount under the rider is $10,960 (5% of $219,200), you take a withdrawal of $50,000. Because your

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withdrawal exceeds your maximum annual withdrawal amount, $39,040 of it is an excess withdrawal and you are not eligible for an annual credit at the end of year six. Your contract value after the allowed withdrawal of $10,960 was $168,040. Upon the excess withdrawal, your GLWB base is set equal to $168,274, i.e. $219,200 — [($39,040/$168,040) x $219,200]. Because the GLWB base after adjustment for the excess withdrawal of $168,274 is less than the Annual Credit Calculation Base of $180,000, the Annual Credit Calculation Base is set equal to the GLWB base of $168,274.
In year seven you take no withdrawals and make no additional purchase payments. Your annual credit for year seven is $13,462 (8% of $168,274 Annual Credit Calculation Base), so your annual credit base, and therefore, your GLWB base, after year seven is $181,736 ($168,274 prior GLWB base + $13,462 annual credit).
At the start of year eight, you make an additional purchase payment of $10,000. Your GLWB base immediately increases with the additional purchase payment to $191,736 ($181,736 prior GLWB base + $10,000 additional purchase payment). Your Annual Credit Calculation Base increases to $178,274 ($168,274 prior Annual Credit Calculation Base + $10,000 additional purchase payment). Your annual credit at the end of year eight is $14,262 (8% of $178,274 Annual Credit Calculation Base). Your annual credit base after year eight, therefore, is $205,998 ($181,736 prior GLWB base + $10,000 additional purchase payment + $14,262 annual credit), and your GLWB base is set equal to your annual credit base.
Since you take no more withdrawals and add no more purchase payments in years nine and ten, for each year, your annual credit will be $14,262 (8% of $178,274 Annual Credit Calculation Base). Furthermore, since the market is flat, your GLWB base increases each of those years by the amount of the annual credit to $220,260 for year nine and $234,522 for year ten.
You started a new ten-year annual credit period at the beginning of year two because your GLWB base was set equal to the step-up base so you are eligible for the annual credit in year eleven. Since you took no withdrawals or made no purchase payments in year eleven, you receive an annual credit of $14,262 (8% of $178,274 Annual Credit Calculation Base) and your GLWB base after year eleven is $248,784 ($234,522 prior GLWB base + $14,262 annual credit).